Exhibit 99.1

Ambow Education Announces Record Fourth Quarter and Full-Year 2011

Unaudited Financial Results

Fourth quarter revenue from continuing operations increased 58.5% year-over-year and organic growth reached 42.6%

Fourth quarter non-GAAP net income from continuing operations(1) jumped 54.6% year-over-year

BEIJING, March 5, 2012 — Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE: AMBO), a leading national provider of educational and career enhancement services in China, today reported its unaudited financial results for the fourth quarter and full-year of 2011.

Financial Highlights for the Fourth Quarter Ended December 31, 2011:

•                  Total net revenue from continuing operations increased 58.5% to $89.2 million(2) from $56.2 million for the same period in 2010 and organic growth increased 42.6 % year-over-year.

•                  The growth assets from continuing operations, which consists of Tutoring and Career Enhancement, achieved 77.7 % year-over-year revenue growth, of which organic growth was 54.9%.

•                  Tutoring revenue from continuing operations increased 47.6% to $35.7 million from $24.2 million for the same period in 2010, of which organic growth was 35.0%.

•                  Career Enhancement revenue from continuing operations increased 126.7% to $33.8 million from $14.9 million for the same period in 2010, of which organic growth was 87.2%.

•                  Non-GAAP operating income(3) from continuing operations increased 41.2% to $21.6 million from $15.3 million for the same period in 2010.

•                  Non-GAAP net income from continuing operations increased over 54.6% to $18.4 million from $11.9 million for the same period in 2010.

•                  Diluted non-GAAP net income from continuing operations per adjusted ADS attributable to Ambow(4) increased to $0.25 as compared to $0.16 for the same period in 2010.

•                  Total student enrollments(5) from continuing operations increased 40% to 341,000 from 243,000 for the same period in 2010.

•                  The student enrollments from continuing operations for growth assets increased 46.5% to 312,000 from 213,000 for the same period in 2010.

(1)  Non-GAAP net income from continuing operations, being net income from continuing operations attributable to Ambow excluding share-based compensation expenses and disposal loss incurred in relation to continuing and discontinued operations for the respective periods.

(2)  The reporting currency of the Company is Renminbi (“RMB”), but for the convenience of the reader, the amounts presented throughout the release are in US dollar (“$”). Unless otherwise stated, all translations from RMB to US$ are based on the historical exchange rate of US$1.0 to RMB6.2939, representing the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2011. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(3)  Non-GAAP operating income from continuing operations, being operating income from continuing operations excluding share-based compensation expenses.

(4)  Diluted non-GAAP net income from continuing operations per adjusted ADS attributed to Ambow is computed by dividing non-GAAP net income from continuing operations attributed to Ambow by weighted average number of common shares outstanding for the period plus (1) shares issuable upon the exercise of outstanding shares options and (2) the number of common shares resulting from the assumed conversion of all the outstanding redeemable convertible preferred share and exercise of warrants upon closing of the initial public offering as if the conversion or exercise had occurred at the beginning of the period.

(5)  Enrollments refers to the cumulative total number of course enrolled in and paid for by students either directly through our schools or through our distributors for the respective period, including multiple online and offline courses enrolled in and paid for by the same student.

Financial Highlights for the Full-Year 2011:

•                  Total net revenue from continuing operations increased 44.4% to $279.3 million from $193.4 million in 2010 with 39.3% increase year-over-year from organic growth.

•                  The growth assets from continuing operations, which consists of Tutoring and Career Enhancement, achieved 58.3% year-over-year revenue growth, of which organic growth was 38.7%.

•                  Tutoring revenue from continuing operations increased 35.2% to $127.9 million from $94.6 million in 2010, of which organic growth was 27.3%.

•                  Career Enhancement revenue from continuing operations increased 109.0% to $90.1 million from $43.1 million for the same period in 2010, of which organic growth was 63.6%.

•                  Non-GAAP operating income from continuing operations increased 52.1% to $58.1 million from $38.2 million in 2010.

•                  Non-GAAP net income from continuing operations increased 49.0% to $46.2 million from $31.0 million in 2010.

•                  Diluted non-GAAP net income from continuing operations per adjusted ADS attributable to Ambow increased to $0.61 as compared to $0.44 in 2010.

•                  The student enrolments from continuing operations in the growth assets increased 27.3% to 1,034,000 from 812,000 in 2010.

Ambow’s President and Chief Executive Officer Dr. Jin Huang added additional color to the fourth quarter results by providing the following statement:

This was a remarkable and the most profitable quarter in our history.  Our growth assets, consisting of Tutoring and Career Enhancement, set records in enrollment and revenue. Our total enrollment for growth assets surpassed one million in 2011. Looking at our Tutoring line of business, we opened 10 new tutoring centers in the fourth quarter of 2011 alone, which pushes our total national coverage to 138 centers in 17 provinces. The results of the new centers have exceeded our expectations. The tutoring enrollment from continuing operations organically grew by 20% year-over-year.

Turning to Career Enhancement, we continue to experience explosive growth and demand in this segment. The enrollment increased over 300% year-over-year in the fourth quarter of 2011, led by our Career Competence Enhancement Program (CCEP)(6), which is designed to teach students soft skills. This soft-skill based college credit course has attracted around 57,000 students since its launch in March 2011. Not factoring in CCEP, revenue from the rest of Career Enhancement organically grew 70% year-over-year in the fourth quarter of 2011. After the impressive growth in 2011, our results for Q4 show that revenues between Career Enhancement and Tutoring were almost evenly split. As both of our growth engines meet and exceed our expectations, we see 2012 ripe for continued organic growth and our leadership position be firmly reinforced in the Chinese education industry.

“To implement our current growth strategy, we reviewed our business portfolios, and subsequently, divested non-strategic assets at the end of 2011,” added Ms. Jenny Zhan, Ambow’s Chief Strategy Officer. “This strategic move reflects our commitment to business lines with stronger growth potential, greater capital efficiency, and better asset turnover.”  She continued, “We expect to see substantial improvement of our Return on Equity in 2012.”

(6)  CCEP represents Career Competence Enhancement Program. This program was jointly developed with MOE and offered in universities as a credit program which providing students with an advanced curriculum that focuses on soft skills training and integrates expert in-class teaching and online learning.

“It is also worth noting that Campus Holdings, in which both Dr. Jin Huang and Baring Asia have a shared economic interest through October 2015,” added Ms. Zhan. “spent approximately $50 million to acquire 5.972 million shares of ADS or its equivalent of common shares, both publicly and privately, from November 2011 through January 2012.”She concluded, “This purchase demonstrates the confidence and commitment of our management team, and moreover, the endorsement of our business model from a private equity leader in China’s education sector.”

Shedding more light on the financial picture, the Chief Financial Officer of Ambow Education, Mr. Gareth Kung added, “Turning to operations, I am very pleased to announce that even though we are in the investment phase of our Tutoring and Career Enhancement businesses, we achieved outstanding growth in both top and bottom lines.”  He continued, “Our non-GAAP operating income from continuing operations grew over 41% year-over-year while 2011 adjusted EBIDTA margin(7) was around 27% which is one of the highest in the industry.”  Furthermore, “These results show that our resolve to improve the efficiency and scalability of our business remains strong.” Mr. Kung concluded by stating, “Though we are still in the early stages of our expansion, it is our goal to maintain sustainable growth in both top and bottom lines.”

Financial Results for the Fourth Quarter of 2011:

Net Revenues

Total net revenues from continuing operations for the fourth quarter of 2011 increased 58.5% to $89.2 million from $56.2 million for the same period in 2010.

Better Schools

Tutoring revenue from continuing operations increased 47.6% to $35.7 million from $24.2 million for the same period in 2010. The revenue growth in Tutoring was due to a 22.1% increase in enrollments and a 20.9% increase in Average Selling Price (“ASP”). In the fourth quarter of 2011, the Company divested three tutoring subdivisions, which generated revenue of $1.2 million for the quarter.  This result is reflected in the discontinued operations.

K-12 Schools revenue increased 13.6% to $13.9 million from $12.2 million for the same period in 2010.  During the quarter, enrollments decreased 7.8% while ASP increased 23.2%. The drop in enrollments resulted from returning the operating rights for the Zhenjiang Foreign Language School’s Junior High to the original owner in the third quarter of 2011.

Total student enrollments in Better Schools from continuing operations for the fourth quarter of 2011 were approximately 260,000 of which 239,000 were in Tutoring and 21,000 were in K-12 Schools.

Better Jobs

Career Enhancement revenue from continuing operations increased 126.7% to $33.8 million in the fourth quarter of 2011, compared to $14.9 million for the same period in 2010. The Company noted that the revenue growth in Career Enhancement was the result of an impressive 315.8% increase in enrollment and a 45.5% decrease in ASP. Career Enhancement enrollments significantly increased primarily due to the success of the CCEP. Excluding the 37,000 enrollments in CCEP, Career Enhancement enrollments from continuing operations increased 105.3% while ASP increased 2.2%.

(7) Adjusted EBITDA margin, a non-GAAP measure, being EBITDA from continuing operations excluding share-based compensation and disposal loss in relation to continuing operations, divided by net revenue from continuing operations. EBIDTA from continuing operations is net income from continuing operations attributable to Ambow excluding interest expense, income tax expenses, depreciation and amortization.

Colleges revenue from continuing operations increased 18.4% to $5.8 million from $4.9 million for the same period in 2010. The Company divested Beijing Century College, which had enrollments of about 5,400, and generated revenue of $6.9 million in the fourth quarter of 2011.  This result is reflected in the discontinued operations.

Total student enrollments in Better Jobs from continuing operations for the fourth quarter of 2011 were about 81,000 with approximately 74,000 in Career Enhancement and over 6,800 in Colleges.

Gross Profit and Gross Margin

Overall gross profit increased 59.0% to $56.1 million for the fourth quarter of 2011, compared to $35.3 million for the same period in 2010. Gross margin was 62.9% for the fourth quarter of 2011, compared to 62.8% for the same period in 2010.

Operating Expenses and Non-GAAP Operating Income from Continuing Operations

Operating expenses, which include selling and marketing, general and administrative, and research and development expenses, were $36.0 million for the fourth quarter of 2011, a 66.5% year-over-year increase from $21.6 million for the same period in 2010. Operating expenses as a percentage of total net revenues were 40.4% for the fourth quarter of 2011, compared to 38.4% for the same period in 2010. Selling and marketing expenses as a percentage of total net revenue increased to 20.0% for the fourth quarter of 2011, compared to 16.6% for the same period in 2010 due to the Company’s continued promotion of its Tutoring brand. General and administrative expenses as a percentage of total net revenue decreased to 18.9% in the fourth quarter of 2011 from 19.2% for the same period in 2010 as the Company continued to improve its operating efficiency.

Non-GAAP operating income from continuing operations increased to $21.6 million from $15.3 million for the same period in 2010, representing a 41.2% year-over-year increase.

Income Tax Expenses from Continuing Operations

Income tax expenses from continuing operations were $3.8 million for the fourth quarter of 2011, compared to income tax expenses of $3.0 million for the same period in 2010.

Net Income and Adjusted EPS from Continuing Operations

Net income from continuing operations was $13.0 million for the fourth quarter of 2011, a 26.2% increase from $10.3 million for the same period in 2010.

Non-GAAP net income from continuing operations was $18.4 million for the fourth quarter of 2011, representing a 54.6% increase from $11.9 million for the same period in 2010.

Basic and diluted non-GAAP net income from continuing operations per adjusted ADS(8) attributable to Ambow was $0.26 and $0.25, respectively, compared to $0.17 and $0.16, respectively, for the same period in 2010.

Loss from Discontinued Operations

Loss from discontinued operations arose from the divestment of Beijing Century College and four Tutoring and Career Enhancement subdivisions (Xian Tutoring, Shandong Software Companies, Guangzhou HP Tutoring and Tianjin Holding) in the fourth quarter of 2011 in order to sharpen the Company’s focus on its growth assets.  Net loss from discontinued operations was $19.6 million for the fourth quarter of 2011,

(8)  Each ADS represents two ordinary shares.

compared to a net income of $4.1 million in the same period 2010. The discontinued operations generated $8.3 million in revenue in the fourth quarter of 2011.

Balance Sheet

Cash and cash equivalents, restricted cash and term deposits as of December 31, 2011 were $69.5 million, compared to $95.1 million as of September 30, 2011. Following the divestment of Beijing Century College, 21st Century School and four Tutoring and Career Enhancement subdivisions during the fourth quarter, cash balances of $35.3 million held by these entities were no longer included on the balance sheet as of December 31, 2011, which is the primary reason for this noted decrease in cash and cash equivalents, restricted cash and term deposits.

Other non-current assets increased to $53.2 million as of December 31, 2011 from $27.2 million as of September 30, 2011.  This increase primarily reflects a prepayment made for a long-term lease on a property, which will be used for the development of a career enhancement campus in Beijing.

Deferred revenue balance as of December 31, 2011 and 2010 was $69.7 million and $70.9 million, respectively. Deferred revenue balance from the Company’s growth assets was $52.1 million as of December 31. 2011which represents a 52.8% increase relative to the balance as of December 31, 2010. With the divestment of Beijing Century College, 21st Century School and four Tutoring and Career Enhancement subdivisions, deferred revenue associated with these entities was excluded from the balance sheet as of December 31, 2011, while $11.6 million of deferred revenue associated with these entities was included in the comparative figure as of December 31, 2010.

Non-current portion of consideration payable for acquisition and other liabilities was $18.3 million as of December 31, 2011 compared to a balance of $48.1 million as of September 30, 2011.  The decline in the outstanding balance was because part of the consideration payable has been waived following the divestment of Beijing Century College and 21st Century School in the fourth quarter of 2011.

Financial Results for the Full-Year 2011:

Net Revenues

Total net revenues from continuing operations for the year ended December 31, 2011 increased 44.4% to $279.3 million from $193.4 million in 2010.

Better Schools

Tutoring revenue from continuing operations increased 35.2% to $127.9 million from $94.6 million in 2010. The Company noted that the revenue growth in Tutoring was a result of a 16.1% increase in enrollments and a 13.2% increase in ASP. The Company has divested three tutoring subdivisions, which generated revenue of $4.1 million in 2011. This result is reflected in the discontinued operations.

K-12 Schools revenue increased 7.3% to $42.9 million from $40.0 million for the same period in 2010.

Better Jobs

Career Enhancement revenue from continuing operations was $90.1 million for the year ended December 31, 2011, compared to $43.1 million in 2010. The Company noted that Career Enhancement achieved record revenue growth of 109.0% increase year-over-year.  Enrollments increased 192.4% while ASP decreased

27.9%. Excluding the 57,000 enrollments for CCEP in 2011, Career Enhancement enrollments from continuing operations increased 82.5% and ASP increased 8.9%.

Colleges revenue from continuing operations increased 17.2% year-over-year to $18.4 million for the year ended December 31, 2011, compared to $15.7 million in 2010. The Company divested Beijing Century College in the fourth quarter of 2011. This college had enrollments of around 5,400 and generated revenue of $20.4 million in 2011. This result is reflected in discontinued operations.

Gross Profit and Gross Margin

Overall gross profit increased 49.3% to $167.7 million for the year ended December 31, 2011, compared to $112.4 million in 2010. Gross margin was 60.0% for the year ended December 31, 2011, compared to 58.1% in 2010. The Company’s gross margin on Colleges from continuing operations improved to 69.1% in 2011 from 57.2% in 2010 due to recognition of certain service fee income

Operating Expenses and Non-GAAP operating Income from continuing operations

Operating expenses, which include selling and marketing, general and administrative, and research, and development expenses, were $115.0 million for the year ended December 31, 2011, a 44.5% increase from $79.6 million in 2010. Operating expenses as a percentage of total net revenues were 41.2% for the year ended December 31, 2011, compared to 41.1% in 2010. General and administrative expenses as a percentage of total net revenue decreased from 19.5% in 2010 to 18.9% in 2011 as the Company continued to improve operating efficiency.

Non-GAAP operating income from continuing operations increased 52.1% to $58.1 million in 2011 from $38.2 million in 2010.

Income Tax Expenses from continuing operation

Income tax expenses from continuing operation were $8.3 million for the year ended December 31, 2011, compared to income tax expenses of $6.0 million for in 2010.

Net Income and Adjusted EPS from continuing operations

Net income from continuing operations was $36.9 million for the year ended December 31, 2011, a 44.2% increase year-over-year from $25.6 million in 2010.

Non-GAAP net income from continuing operations was $46.2 million for the year ended December 31, 2011, a 49.0% increase year-over-year from $31.0 million in 2010.

Basic and diluted non-GAAP net income from continuing operations per adjusted ADS attributable to Ambow was $0.65 and $0.61, respectively, compared to $0.47 and $0.44, respectively, in 2010.

Loss from discontinued operations

Net loss from discontinued operations was $19.0 million for the full year of 2011, arising from the divestment of Beijing Century College and four Tutoring and Career Enhancement subdivisions in the fourth quarter of 2011 in order to sharpen the focus on its growth assets. The discontinued operations generated revenue of $25.4 million in full year 2011.

Financial Outlook for the First Quarter 2012

The Company expects total net revenues in the first quarter of 2012 to be in the range of $62.8 million (Rmb395 million) to $64.3 million (Rmb405 million).

This is the Company’s current view and it is subject to change.

Conference Call Information

Ambow’s management will host an earnings conference call at 8:00 p.m. U.S. Eastern Time on March 4, 2012 (9:00 a.m. Beijing/Hong Kong Time on March 5, 2012).

The dial-in number and passcode for the conference call are as follows:

U.S. Toll Free: +1-866-549-1292

China Toll Free: +400-681-6949

International: +852-3005-2050

The passcode for the call is “657079 #”.

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Ambow’s website at: http://investors.ir.ambow.com/us/AMBO/irwebsite/

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. (NYSE: AMBO) is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. Ambow has two business divisions: “Better Schools,” which includes K-12 schools and tutoring centers; and “Better Jobs,” which includes colleges and career enhancement centers. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Forward Looking Statements

Certain statements in this press release, including statements regarding the outlook for the first quarter of 2012 and quotations from management concerning Ambow’s strategic and operational plans and expectations are forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Ambow uses words such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates”, “target” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are based on management’s current expectations and involve risks and uncertainties. The following important factors, without limitation, could cause actual results to differ materially from those contained in these forward-looking statements: Ambow’s ability to manage its business expansion and operations effectively, to make strategic acquisitions and investments and to successfully integrate acquired businesses; significant competition; Ambow’s ability to continue to attract students to enroll in its programs, to continually enhance its programs, services and products, to successfully develop and introduce new services and products in time and to adequately and promptly respond to changes in curriculum, testing materials and standards; economic conditions; and changes in government policies, laws and regulations. More information on factors that could affect Ambow’s results is included from time to time in Ambow’s Securities and Exchange Commission filings and reports, including the risks described under the heading “Risk Factors” in Ambow’s final prospectus relating to its initial public offering filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on August 5, 2010 as well as risk factors identified in Ambow’s latest annual report on Form 20-F and Current Reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on Ambow’s future results.  In light of these risks, uncertainties and factors, you are cautioned not to place undue reliance on forward-looking statements. Ambow disclaims any obligation to update information contained in forward-looking statements, whether as a result of new information, future events or otherwise.

Statement Regarding Unaudited Financial Information

The Company has prepared the unaudited consolidated financial information on the same basis as its audited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of its financial position and results of operations for the quarters presented. Quarterly and year-to-date results may not be indicative of the Company’s results of operations for future quarterly periods.

About Non-GAAP Financial Measures

To supplement Ambow’s unaudited consolidated financial results presented in accordance with GAAP, Ambow uses the following measures defined as non-GAAP financial measures by the SEC: (i) Non-GAAP operating income from continuing operations, (ii) Net income from continuing operations excluding disposal loss from continuing operations (iii) Non-GAAP net income from continuing operations excluding disposal loss from continuing operations,   (iv) Non-GAAP net income from continuing operations, (v) EBITDA from continuing operations excluding disposal loss from continuing operations, (vi) Adjusted EBITDA from continuing operations excluding disposal loss from continuing operations, (vii) Non-GAAP net income from continuingoperations per ADS basic and diluted, (viii) Organic growth. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

Ambow believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity that may not be indicative of its operating performance from a cash perspective. Ambow believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Ambow’s historical performance and liquidity. Ambow computes its non-GAAP financial measures using the same consistent method from quarter to quarter. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP. Ambow believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations with GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For investor and media inquiries please contact:

Ms. Mandy Li

Investor Relations Manager

Ambow Education Holding Ltd.

Tel: +86-10-6206-8130

Email: ir@ambow.com

AMBOW EDUCATION HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Note 1)

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	2011	2010	2011	2010
	USD	USD	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	61,818	138,118	389,075	869,300
Restricted cash	350	—	2,200	—
Term deposits	7,341	9,406	46,205	59,200
Accounts receivable, net	33,820	7,672	212,857	48,287
Amounts due from related parties	10,569	23,862	66,521	150,182
Deferred tax assets, current	2,406	1,258	15,142	7,916
Prepaid and other current assets	130,498	84,033	821,344	528,897
TOTAL CURRENT ASSETS	246,802	264,349	1,553,344	1,663,782
Property and equipment, net	101,563	106,983	639,225	673,341
Intangible assets and land use rights, net	119,985	125,109	755,174	787,424
Goodwill	170,796	158,972	1,074,980	1,000,555
Deferred tax assets, non-current	763	686	4,800	4,315
Amounts due from related parties	3,569	—	22,463	—
Other non-current assets	53,170	17,331	334,645	109,080
TOTAL NON-CURRENT ASSETS	449,846	409,081	2,831,287	2,574,715
TOTAL ASSETS	696,648	673,430	4,384,631	4,238,497

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	18,759	18,759	118,070	118,070
Current portion of Long-term borrowings	2,542	9,692	16,000	61,000
Deferred revenue	69,746	70,876	438,975	446,084
Accounts payable	7,632	6,287	48,034	39,568
Accrued expenses and other current liabilities	71,550	48,248	450,326	303,666
Income tax payable	21,303	14,223	134,079	89,521
Amount due to related parties	7,552	2,144	47,531	13,493
TOTAL CURRENT LIABILITIES	199,084	170,229	1,253,015	1,071,402
Deferred tax liabilities, non-current	17,990	24,594	113,227	154,793
Long-term borrowings	7,388	8,580	46,500	54,000
Non-current portion of consideration payable for acquisitions and other liabilities	18,337	35,798	115,414	225,309
TOTAL NON-CURRENT LIABILITIES	43,715	68,972	275,141	434,102
TOTAL LIABILITIES	242,799	239,201	1,528,156	1,505,504

SHAREHOLDERS’ EQUITY	445,129	425,801	2,801,594	2,679,951
TOTAL AMBOW EDUCATION HOLDING LTD’S EQUITY	445,129	425,801	2,801,594	2,679,951
Non-controlling interest	8,720	8,428	54,881	53,042
TOTAL SHAREHOLDER’S EQUITY	453,849	434,229	2,856,475	2,732,993
TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	696,648	673,430	4,384,631	4,238,497

AMBOW EDUCATION HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	As of December 31,	As of September 30,	As of December 31,	As of September 30,
	2011	2011	2011	2011
	USD	USD	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	61,818	91,551	389,075	576,214
Restricted cash	350	246	2,200	1,550
Term deposits	7,341	3,298	46,205	20,760
Accounts receivable, net	33,820	33,739	212,857	212,348
Amounts due from related parties	10,569	32,634	66,521	205,394
Deferred tax assets, current	2,406	2,330	15,142	14,667
Prepaid and other current assets	130,498	91,330	821,344	574,823
TOTAL CURRENT ASSETS	246,802	255,128	1,553,344	1,605,756
Property and equipment, net	101,563	129,898	639,225	817,563
Intangible assets and land use rights, net	119,985	140,460	755,174	884,039
Goodwill	170,796	209,640	1,074,980	1,319,452
Deferred tax assets, non-current	763	1,089	4,800	6,857
Amounts due from related parties	3,569	3,575	22,463	22,502
Other non-current assets	53,170	27,219	334,645	171,314
TOTAL NON-CURRENT ASSETS	449,846	511,881	2,831,287	3,221,727
TOTAL ASSETS	696,648	767,009	4,384,631	4,827,483

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	18,759	18,759	118,070	118,070
Current portion of Long-term borrowings	2,542	3,098	16,000	19,500
Deferred revenue	69,746	100,421	438,975	632,041
Accounts payable	7,632	7,817	48,034	49,201
Accrued expenses and other current liabilities	71,550	67,419	450,326	424,331
Income tax payable	21,303	19,576	134,079	123,211
Amount due to related parties	7,552	6,481	47,531	40,788
TOTAL CURRENT LIABILITIES	199,084	223,571	1,253,015	1,407,142
Deferred tax liabilities, non-current	17,990	28,303	113,227	178,138
Long-term borrowings	7,388	8,341	46,500	52,500
Non-current portion of consideration payable for acquisitions and other liabilities	18,337	48,135	115,414	302,958
TOTAL NON-CURRENT LIABILITIES	43,715	84,779	275,141	533,596
TOTAL LIABILITIES	242,799	308,350	1,528,156	1,940,738

SHAREHOLDERS’ EQUITY	445,129	448,789	2,801,594	2,824,630
TOTAL AMBOW EDUCATION HOLDING LTD’S EQUITY	445,129	448,789	2,801,594	2,824,630
Non-controlling interest	8,720	9,870	54,881	62,115
TOTAL SHAREHOLDER’S EQUITY	453,849	458,659	2,856,475	2,886,745
TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	696,648	767,009	4,384,631	4,827,483

AMBOW EDUCATION HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	For the three months ended December 31,
	2011	2010	2011	2010
	USD	USD	RMB	RMB
Better Schools
Tutoring	35,707	24,194	224,737	152,277
K-12 Schools	13,858	12,194	87,221	76,748
Better Job
Career Enhancement	33,784	14,905	212,633	93,808
Colleges	5,802	4,947	36,518	31,139
NET REVENUES	89,151	56,240	561,109	353,972
Cost of revenues	(33,040)	(20,941)	(207,948)	(131,799)
GROSS PROFIT	56,111	35,299	353,161	222,173
Operating expenses:
Selling and marketing	(17,913)	(9,363)	(112,745)	(58,929)
General and administrative	(16,836)	(10,781)	(105,961)	(67,855)
Research and development	(1,242)	(1,469)	(7,818)	(9,244)
TOTAL OPERATING EXPENSES	(35,991)	(21,613)	(226,524)	(136,028)
OPERATING INCOME	20,120	13,686	126,637	86,145

OTHER EXPENSE
Interest expense, net	(922)	(612)	(5,806)	(3,852)
Foreign exchange loss, net	(15)	(251)	(94)	(1,577)
Disposal loss from continuing operations	(4,025)	—	(25,336)	—
Other income, net	376	262	2,367	1,651
INCOME BEFORE TAX AND NON-CONTROLLING INTEREST	15,534	13,085	97,768	82,367
Income tax expenses	(3,754)	(3,016)	(23,628)	(18,985)
INCOME FROM CONTINUING OPERATIONS	11,780	10,070	74,140	63,382
Income (Loss) from discontinued operations, net of income taxes	(19,554)	4,109	(123,072)	25,859
NET INCOME/(LOSS)	(7,774)	14,179	(48,932)	89,241
Add: Net income attributable to non-controlling interest	1,149	220	7,234	1,384
NET INCOME/(LOSS) ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD	(6,625)	14,399	(41,698)	90,625

Preferred shares redemption value accretion	—	—	—	—
Allocation of net income to participating preferred sharesholders	—	—	—	—
NET INCOME/(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(6,625)	14,399	(41,698)	90,625

Net income/(loss) from continuing operation per ADS attributable to ordinary shareholders
Basic	0.18	0.14	1.13	0.91
Diluted	0.17	0.14	1.08	0.86

Net income/(loss) from discontinued operations per ADS attributable to ordinary shareholders
Basic	(0.27)	0.06	(1.72)	0.36
Diluted	(0.26)	0.05	(1.64)	0.34

Weighted average number of ADS(note 1)
Basic	71,700,732	71,283,488	71,700,732	71,283,488
Diluted	75,080,574	75,685,145	75,080,574	75,685,145

Supplementary Information:
Share-based compensation expense included in:
Selling and marketing	293	297	1,845	1,872
General and administrative	1,130	1,284	7,115	8,082
Research and development	33	41	210	257
	1,456	1,622	9,170	10,211

Note1:      Each ADS represents two common shares.

AMBOW EDUCATION HOLDING LTD

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	For the three months ended December 31,
	2011	2010	2011	2010
	USD	USD	RMB	RMB
Operating income from continuing operations	20,120	13,688	126,637	86,145
Share-based compensation expenses	1,456	1,622	9,170	10,211
Non-GAAP operating income from continuing operations	21,576	15,310	135,807	96,356

Net income from continuing operations	12,929	10,290	81,374	64,766
Disposal loss from continuing operations	4,025	—	25,336	—
Net income from continuing operations excluding disposal loss from continuing operations attributable to Ambow	16,954	10,290	106,710	64,766
Share-based compensation expenses	1,456	1,622	9,170	10,211
Non-GAAP net income from continuing operations	18,410	11,912	115,880	74,977

Net income from continuing operations margin	14.5%	18.3%	14.5%	18.3%
Non-GAAP net income from continuing operations margin	20.7%	21.2%	20.7%	21.2%

Net income from continuing operations per ADS attributable to Ordinary Shareholders - Basic(Note 4)	0.18	0.14	1.13	0.91
Net income from continuing operations per ADS attributable to Ordinary Shareholders - Diluted	0.17	0.14	1.08	0.86

Net income from continuing operations per adjusted ADS attributable to Ambow - Basic	0.18	0.14	1.13	0.91
Net income from continuing operations per adjusted ADS attributable to Ambow — Diluted (note3)	0.17	0.14	1.08	0.86

Non-GAAP net income from continuing operations per adjusted ADS attributable to Ambow - Basic	0.26	0.17	1.62	1.05
Non-GAAP net income from continuing operations per adjusted ADS attributable to Ambow — Diluted	0.25	0.16	1.54	0.99

Adjusted weighted average number of ADS used in calculating net income and non GAAP from continuing operations net income attributable to Ambow per ADS - basic	71,700,732	71,283,488	71,700,732	71,283,488
Adjusted weighted average number of ADS used in calculating net income and non GAAP net income from continuing operations attributable to Ambow per ADS - diluted	75,080,574	75,685,145	75,080,574	75,685,145

EBITDA from continuing operations excluding disposal loss from continuing operations(note1)	26,488	17,927	166,716	112,834
Share-based compensation expenses	1,456	1,622	9,170	10,211
Adjusted EBITDA from continuing opertion excluding disposal loss from continuing operations(note2)	27,944	19,549	175,886	123,045

EBITDA margin from continuing operations excluding disposal loss from continuing operations	29.7%	31.9%	29.7%	31.9%
Adjusted EBITDA margin from continuing operations excluding disposal loss from continuing operations	31.3%	34.8%	31.3%	34.8%

Note1:            EBITDA from continuing operations, a non-GAAP measure, being net income from continuing operations attributable to Ambow excluding interest expense, income tax expenses, depreciation and amortization.  The depreciation and amortization from continuing operations in the fourth quarter of 2010 and 2011 were RMB 25,133 and RMB 30,572, respectively.

Note2:            Adjusted EBITDA from continuing operations being EBITDA from continuing operations excluding share based compensation.

Note3:             Net income from continuing operations per adjusted ADS attributable to Ambow - diluted is computed by dividing net income from continuing operations attributable to Ambow by weighted average number of common shares outstanding for the period plus (1) shares issuable upon the exercise of outstanding share options and (2) the number of common shares resulting from the assumed conversion of all the outstanding redeemable convertible preferred share and exercise of warrants upon closing of the initial public offering as if the conversion or exercise had occurred at the beginning of the period.

Note4:            Net income from continuing operations used to calculate EPADS excludes disposal loss from continuing operations

AMBOW EDUCATION HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	For the year ended December 31,
	2011	2010	2011	2010
	USD	USD	RMB	RMB
Better Schools
Tutoring	127,897	94,567	804,969	595,195
K-12 Schools	42,908	39,981	270,059	251,635
Better Job
Career Enhancement	90,088	43,113	567,005	271,350
Colleges	18,428	15,720	115,982	98,941
NET REVENUES	279,321	193,381	1,758,015	1,217,121
Cost of revenues	(111,594)	(81,016)	(702,364)	(509,904)
GROSS PROFIT	167,727	112,365	1,055,651	707,217
Operating expenses:
Selling and marketing	(56,154)	(37,446)	(353,425)	(235,683)
General and administrative	(52,825)	(37,735)	(332,473)	(237,502)
Research and development	(5,985)	(4,378)	(37,670)	(27,553)
TOTAL OPERATING EXPENSES	(114,964)	(79,559)	(723,568)	(500,738)
OPERATING INCOME	52,763	32,806	332,083	206,479

OTHER EXPENSE
Interest expense, net	(3,909)	(1,701)	(24,603)	(10,704)
Foreign exchange losses, net	(849)	(590)	(5,343)	(3,711)
Disposal loss from continuing operation	(4,025)	—	(25,336)	—
Other income, net	367	361	2,312	2,275
INCOME BEFORE TAX AND NON-CONTROLLING INTEREST	44,347	30,876	279,113	194,339
Income tax expense	(8,265)	(5,980)	(52,019)	(37,635)
INCOME FROM CONTINUING OPERATIONS	36,082	24,896	227,094	156,704
Income (Loss) from discontinued operations, net of income taxes	(19,000)	8,738	(119,581)	54,995
NET INCOME/(LOSS)	17,082	33,634	107,513	211,699
Add: Net loss attributable to non-controlling interest	789	688	4,966	4,333
NET INCOME/(LOSS) ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD	17,871	34,322	112,479	216,032

Preferred shares redemption value accretion	—	(14,968)	—	(94,209)
Allocation of net income to participating preferred sharesholders	—	(8,823)	—	(55,534)
NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	17,871	10,531	112,479	66,289

Net income/(loss) from continued operations per ADS attributable to ordinary shareholders
Basic	0.52	0.04	3.25	0.26
Diluted	0.49	0.04	3.09	0.28

Net income/(loss) from discontinued operations per ADS attributable to ordinary shareholders
Basic	(0.27)	0.20	(1.67)	1.29
Diluted	(0.25)	0.16	(1.59)	0.98

Weighted average number of ADS (note1)
Basic	71,469,519	42,775,706	71,469,519	42,775,706
Diluted	75,216,406	56,061,022	75,216,406	56,061,022

Supplementary Information:
Share-based compensation expense included in:
Selling and marketing	1,158	1,145	7,286	7,204
General and administrative	4,007	4,136	25,220	26,029
Research and development	134	155	842	981
	5,299	5,436	33,348	34,214

Note1:      Each ADS represents two common shares.

AMBOW EDUCATION HOLDING LTD

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	For the year ended December 31,
	2011	2010	2011	2010
	USD	USD	RMB	RMB
Operating income from continuing operations	52,763	32,806	332,083	206,479
Share-based compensation expenses	5,299	5,436	33,348	34,214
Non-GAAP operating income from continuing operations	58,062	38,242	365,431	240,693

Net income from continuing operations	36,871	25,586	232,060	161,037
Disposal loss from continuing operations	4,025	—	25,336	—
Net income from continuing operations excluding disposal loss from continuing operations attributable to Ambow	40,896	25,586	257,396	161,037
Share-based compensation expenses	5,299	5,436	33,348	34,214
Non-GAAP net income from continuing operations	46,195	31,022	290,744	195,251

Net income from continuing operations margin	13.2%	13.2%	13.2%	13.2%
Non-GAAP net income from continuing operations margin	16.5%	16.0%	16.5%	16.0%

Net income from continuing operations per ADS attributable to Ordinary Shareholders - Basic (Note 4)	0.52	0.04	3.25	0.26
Net income from continuing operations per ADS attributable to Ordinary Shareholders - Diluted	0.49	0.04	3.09	0.28

Net income from continuing operations per adjusted ADS attributable to Ambow - Basic	0.52	0.38	3.25	2.42
Net income from continuing operations per adjusted ADS attributable to Ambow — Diluted (note3)	0.49	0.36	3.09	2.27

Non-GAAP net income from continuing operations per adjusted ADS attributable to Ambow - Basic	0.65	0.47	4.07	2.93
Non-GAAP net income from continuing operations per adjusted ADS attributable to Ambow — Diluted	0.61	0.44	3.87	2.76

Adjusted weighted average number of ADS used in calculating net income and non GAAP from continuing operations net income attributable to Ambow per ADS - basic	71,469,519	66,670,499	71,469,519	66,670,499
Adjusted weighted average number of ADS used in calculating net income and non GAAP net income from continuing operations attributable to Ambow per ADS - diluted	75,216,406	70,846,120	75,216,406	70,846,120

EBITDA from continuing operations excluding disposal loss from continuing operations(note1)	70,061	50,215	440,957	316,047
Share-based compensation expenses	5,299	5,436	33,348	34,214
Adjusted EBITDA from continuing opertion excluding disposal loss from continuing operations(note2)	75,360	55,651	474,305	350,261

EBITDA margin from continuing operations excluding disposal loss from continuing operations	25.1%	26.0%	25.1%	26.0%
Adjusted EBITDA margin from continuing operations excluding disposal loss from continuing operations	27.0%	28.8%	27.0%	28.8%

Note1:            EBITDA from continuing operations, a non-GAAP measure, being net income from continuing operations attributable to Ambow excluding interest expense, income tax expenses, depreciation and amortization.  The depreciation and amortization from continuing operations for the twelve months of 2010 and 2011 were RMB 81,155 and RMB 106,940, respectively.

Note2:            Adjusted EBITDA from continuing operations being EBITDA from continuing operations excluding share based compensation.

Note3:            Net income from continuing operations per adjusted ADS attributable to Ambow - diluted is computed by dividing net income from continuing operations attributable to Ambow by weighted average number of common shares outstanding for the period plus (1) shares issuable upon the exercise of outstanding share options and (2) the number of common shares resulting from the assumed conversion of all the outstanding redeemable convertible preferred share and exercise of warrants upon closing of the initial public offering as if the conversion or exercise had occurred at the beginning of the period.

Note4:            Net income from continuing operations used to calculate EPADS excludes disposal loss from continuing operations